July 16, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (512) 732-2450

Mr. William C. Bayless, Jr., President and Chief Executive Officer
American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, TX   78746

RE: American Campus Communities, Inc.
File No. 001-32265
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009

Dear Mr. Bayless:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Note 2. Summary of Significant Accounting Policies

Joint Ventures, page F-11

1.   The disclosure indicates that based on the guidance set forth in EITF 04-5 you consolidate certain joint venture investments *because* you exercise significant

control over major operating decisions, such as approval of budgets, property management, investment activity and changes in financing. Please confirm to us that you are the general partner in these entities and the limited partners do not have the types of rights described in EITF 04-5 that would preclude consolidation by the general partner. Although substantive participating rights held by the limited partners in a partnership may preclude consolidation by the general partner under EITF 04-05, who is otherwise assumed to control the entity, your disclosure suggests these rights serve as the basis for consolidation in cases where you are not the general partner. Please refer to paragraphs 9 and 10 of EITF 04-5 and clarify your disclosure as appropriate.

Third-Party Management Services Revenue, page F-12

2. The disclosure indicates that incentive management fees are recognized when the incentive criteria are *anticipated to be met*. Please explain to us how you considered the guidance in Question 8 of SAB Topic 13 and EITF D-96 in deciding whether to recognize revenue based upon anticipated achievement of the incentive criteria rather than when the incentive criteria are actually met.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,

Sincerely,

Cicely LaMothe
Branch Chief